March 26, 2020

Pamela G. Marrone, Ph.D.
Chief Executive Officer
Marrone Bio Innovations Inc.
1540 Drew Avenue
Davis, CA 95618

       Re: Marrone Bio Innovations Inc.
           Registration Statement on Form S-1
           Filed March 20, 2020
           File No. 333-237331

Dear Dr. Marrone:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Alfredo Silva, Esq.